Exhibit 99.1

Conversion Certification

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I hereby certify that I am not acting in concert, or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other stockholder with respect to the shares of common stock of Hyde Park Acquisition Corp. II owned by me in connection with the proposed initial business combination of Hyde Park Acquisition Corp. II.

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I hereby certify that I AM acting in concert, or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with another stockholder with respect to the shares of common stock of Hyde Park Acquisition Corp. II owned by me in connection with the proposed initial business combination of Hyde Park Acquisition Corp. II.

☐ (If checked, please provide details, including name of other stockholder and amount of stock held by each stockholder, in the space provided below)